September 17, 2009

Via U.S. Mail and facsimile at (650) 849-7400

Eric C. Jensen
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

> **Re: Adaptec, Inc. ("Adaptec" or "the Company")**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 10, 2009**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **Filed on September 11, 2009**
> **File No. 000-15071**

Dear Mr. Jensen:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>General</u>

1.   Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Letter to Stockholder

2.   You state that there are three ways in which the stockholder can reject the Steel
        Groups' proposals. Please clarify that a stockholder can also reject the Steel
        Groups' proposals by signing the Steel Group's white consent card and marking
        "WITHHOLD CONSENT."

Background of the Consent Solicitation, page 2

3.   Please disclose why the Board removed Mr. Howard as chairman of the Board.

Reasons to reject the Steel Group's consent solicitation proposals, page 4

4.   Please explain why the Committee believes it is not in the best interests of the
        Company or its stockholders to provide consents for the Board Size Proposal.
        Disclose the factors considered by the Board or Committee in its discussions of
        the Steel Group Consent Solicitation, the Company's future and what is in the
        best interests of the Company's stockholders.

5.   You state that the "Board is predominantly composed of independent and
        disinterested directors who are committed to enhancing the Company's value for
        all of its stockholders." Please identify the members of the Board who are
        independent.

6.   Please revise this section to make clear that security holders may revoke their
        consent in part and elect to remove one current director without removing the
        other director identified in the Removal Proposal.

Questions and answers about the consent revocation statement, page 6

7.   You state that the Governance and Nominating Committee of the Board of
        Directors, on behalf of the Company is making this solicitation. We note that,
        according to the Company's Form 10-K for the fiscal year ended March 31, 2009,
        Jack L. Howard, one of the parties soliciting the stockholder consents, is also a
        member of the Committee. Please identify the members of the Committee and
        disclose the specific members of the Committee who are involved with the
        solicitation.

Solicitation of consent revocations, page 9

8.   We note your disclosure that consent revocations may be solicited by mail, and by
        directors, officers and other employees of the Company who may, without
        additional compensation, solicit revocations by mail, in person or by telephone or
        other forms of telecommunication. Please tell us the "other forms of

telecommunication" to which you refer. Also tell us whether the Company plans to solicit via Internet chat rooms, and if so, tell us which Web sites it plans to utilize. Please confirm that Adaptec will not include a form of proxy card on any Internet Web site until it has filed a definitive proxy statement.

9.   Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Information regarding the participants in this consent revocation solicitation, page 10

10.   Please state affirmatively who is a participant. See the definition in Instruction 3 to Item 4 of Schedule 14A, which lists as participants all directors of the registrant. Revise to provide all disclosure for each participant, including the disclosure required pursuant to Item 5(b) of Schedule 14A.

Form of Proxy Card

11.   Revise proxy card to indicate that the proxy is also being solicited by Mr. Sundaresh and Ms. Dotz. Refer to Rule 14a-4(a).

12.   Please revise the instruction to Proposal 2 on the form of proxy card to clarify whether writing the name of the person in the space provided will have the effect of removing the person from the consent or from the board of Adaptec.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Jan Woo at (202) 551-3453. You may also contact me at (202) 551-3444 or Christina Chalk at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions